UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2024

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Preliminary Results of Operations

•	The preliminary results shown below may differ from the final results.

1. Basis: Consolidated

Classification (unit : in 100 millions of Won, %)		Current Period (Third quarter of 2024)	Previous Period (Second quarter of 2024)	Changes (%)	Year to Year Comparison (Third quarter of 2023)	Changes (%)
Operating Revenue	Quarterly Results	45,321	44,224	2.48	44,026	2.94
	Year-to-
	date (“YTD”) Results	134,291	88,970	—	130,812	2.66
Operating Income	Quarterly Results	5,333	5,375	(0.79)	4,980	7.09
	YTD Results	15,693	10,360	—	14,561	7.77
Profit from Continuing Operations Before Income Tax	Quarterly Results	3,647	4,782	(23.72)	4,000	(8.83)
	YTD Results	12,836	9,189	—	12,708	1.01
Profit for the Period	Quarterly Results	2,802	3,502	(19.99)	3,082	(9.10)
	YTD Results	9,923	7,121	—	9,585	3.53
Attributable To: Controlling Interests	Quarterly Results	2,689	3,374	(20.30)	2,979	(9.74)
	YTD Results	9,593	6,904	—	9,176	4.54

2. Basis: Separate

Classification (unit : in 100 millions of Won, %)		Current Period (Third quarter of 2024)	Previous Period (Second quarter of 2024)	Changes (%)	Year to Year Comparison (Third quarter of 2023)	Changes (%)
Operating Revenue	Quarterly Results	32,032	31,915	0.37	31,484	1.74
	YTD Results	95,834	63,802	—	93,849	2.12
Operating Income	Quarterly Results	4,570	4,504	1.46	4,071	12.25
	YTD Results	13,438	8,868	—	12,019	11.81
Profit Before Income Tax	Quarterly Results	2,918	3,859	(24.39)	3,275	(10.90)
	YTD Results	12,443	9,525	—	11,918	4.41
Profit for the Period	Quarterly Results	2,224	2,803	(20.68)	2,504	(11.20)
	YTD Results	9,948	7,724	—	9,454	5.23

3. Source of Data	Data Provider	IR, SK Telecom
	Provided for	Analysts and Investors

	Date of Provision	November 6, 2024 / 2:00 p.m. (Seoul time)
	Location	2024 3Q Earnings Results Conference Call
	Organizing Team	IR, SK Telecom (+82-2-6100-2114)

4. Other Important Matters Relating to an Investment Decision

-  The preliminary results set forth in this report have been prepared on a consolidated basis and separate basis in accordance with International Financial Reporting Standards as adopted in Korea and may be subject to change based on the results of the audit by the Company’s external auditor.

-  For further relevant materials, please refer to the Company’s IR website at:

https://www.sktelecom.com/en/investor/lib/announce.do

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Hee Jun Chung
(Signature)
Name: Hee Jun Chung
Title: Vice President

Date: November 6, 2024